FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2003

Commission file number 1-1097

OKLAHOMA GAS AND ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oklahoma	73-0382390
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 12. Results of Operations and Financial Condition

Oklahoma Gas and Electric Company ("the Company"), through its parent company OGE Energy Corp. ("Energy Corp."), announced January 27, 2003, earnings of $1.61 per share for 2002, compared with earnings of $1.55 per share for 2001. The Company reported revenues of $1.4 billion for 2002, compared with $1.5 billion in 2001. Gross margin was $692 million, compared with $690 million in 2001. The Company reported net income of $126.1 million in 2002, compared with $121.2 million in 2001. Revenue net of fuel increased $1.9 million or $0.01 per share in 2002 compared to 2001. This increase was attributable to growth in the Company's service territory offset by milder weather, lower recoveries of fuel costs from Arkansas customers and lower recoveries under various energy riders. Also contributing to the improvement in earnings was a decrease in operation and maintenance expenses and interest expense. The decrease in operation and maintenance expenses was primarily attributable to a decrease in bad debt expense and miscellaneous corporate expenses offset by an increase in employee pension and benefit costs.

Discussion of Fourth Quarter 2002

The Company posted a loss of $1.6 million or $0.02 per share for the fourth quarter, compared with a loss of $5.9 million or $0.08 per share for the fourth quarter of 2001. Fourth quarter revenues were $285 million, compared with $262 million in the comparable period a year earlier. Gross margin was $123 million, compared with $115 million in the fourth quarter of 2001. Revenue net of fuel increased $7.8 million or $0.06 per share in 2002 compared to 2001. This increase was attributable to colder weather (30 percent colder in the fourth quarter compared to the October-December period in 2001 and 10 percent colder than normal) and increased recoveries of fuel costs from Arkansas customers. Partially offsetting these increases were lower growth in the Company's service territory and lower recoveries under various energy riders.

Other Current Issues

Liquidity

On January 8, 2003, Energy Corp. renewed its $195 million, 364-day commercial paper backup facility. The facility was 10 percent oversubscribed, therefore, Energy Corp. increased the backup facility to $200 million bringing in three new banks.

Employee Benefits and Pension Plan

At December 31, 2002, Energy Corp.'s employee benefits and pension plan was 71 percent funded. Energy Corp. made contributions of $48 million in 2002 to the plan and will fund $50 million in 2003.

2003 Outlook

Energy Corp. expects 2003 earnings to be within the $1.35 - $1.45 range, which reflects the rate reduction for the Company and improved performance at Enogex Inc., an affiliate of the Company. The Company's outlook includes projected net income of between $112 million and $118 million.

Energy Corp. will continue to report a loss in the first quarter, by both the Company and Enogex, with approximately 25 percent of net income in the second quarter and 75 percent of net income in the third quarter. The fourth quarter should be a break-even quarter with Enogex posting a profit and the Company posting a loss.

During 2003, the Company expects revenue to decrease by approximately $10 million, which incorporates a $25 million rate reduction and a $3 million reduction due to the expiration of the Generation Efficiency Performance Rider in June 2002, which decreases will be partially offset by approximately two percent growth in electric usage (of $14 million) and a return to more normal weather (of $4 million). The Company expects an increase in operating and maintenance expenses of approximately $10 million partially offset by other miscellaneous income items of $3 million. Expected 2003 net income assumes a 37 percent effective tax rate.

The following risk factors will affect the Company's 2003 net income: weather, the Company's ability to control operating and maintenance expenses and customer growth.

Some of the matters discussed in this Form 8-K may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors including the extent and timing of the entry of additional competition in the markets served by the Company; unusual weather; state and federal legislative and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the Company's markets; and other risk factors listed in the Company's Form 10-K for the year ended December 31, 2001, and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

Item 7. (c) Exhibits

Exhibit Number	Description
99.01	Press release dated January 27, 2003, announcing OGE Energy Corp. Announces 2002 Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OKLAHOMA GAS & ELECTRIC COMPANY
(Registrant)

By   /s/ Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in his
capacity as Chief Accounting Officer)

January 31, 2003

Exhibit 99.01

OGE Energy Corp. Announces 2002 Results

OGE Energy Corp. today reported earnings of $1.16 a share for 2002, compared with earnings of $1.29 a share in 2001. Included in 2002 earnings is a pre-tax impairment charge of $50.1 million, or $30.7 million ($0.39 per share) after tax, primarily for the disposition of Enogex natural gas processing and compression assets that the business no longer needed. Excluding the impairment charge, earnings in 2002 were $1.55 a share, compared with $1.34 a share in 2001, when the company reported a $0.05 charge for certain natural gas assets.

For the fourth quarter, the company reported a loss of $0.39 a share, compared with a loss of $0.08 a share in the fourth quarter of 2001. Excluding the impairment charge, the company reported breakeven results for the quarter, compared with a loss of $0.03 a share for the fourth quarter of 2001.

"Absent the impairment charge of $0.39 per share, our results of $1.55 exceeded our previous guidance of $1.40 to $1.50," said Steven E. Moore, chairman, president and CEO of OGE Energy. "We improved operating results at both OG&E and Enogex, and maintained strong cash flow in 2002. At Enogex, we took positive steps by restructuring operations, reducing risk, rationalizing assets, and paying down debt by 17 percent. Despite the difficult business environment, we made good progress and expect that to continue."

Discussion of full-year 2002
OGE Energy reported revenues of $3 billion in 2002, approximately the same as in 2001. Gross margin on revenues was $904 million in 2002, compared with $879 million in 2001. Excluding the $50 million impairment charge, operating income was $286 million in 2002, compared with operating income of $271 million in 2001.

At OG&E, 2002 revenues were $1.4 billion, compared with $1.5 billion in 2001. Gross margin at the utility was $692 million, compared with $690 million in 2001. OG&E contributed $1.61 in earnings per share in 2002, compared with $1.55 in 2001. Lower operation, maintenance and interest expenses were primarily responsible for the improvement in earnings.

At Enogex, 2002 operating revenues were $1.7 billion, compared with $1.6 billion in 2001. Gross margin was $211 million, compared to $189 million in 2001. Enogex earned $0.10 a share in 2002, compared with a loss of $0.01 a share for 2001, excluding impairment charges in both years. For the year, including the impairment charge of $0.38 per share, Enogex posted a loss of $0.28 a share to consolidated results, compared with a loss of $0.06 a share in 2001.

Earnings at Enogex were positively affected by improved fuel recovery, increased firm transportation revenue from independent power producers and lower interest expense, partially offset by lower volumes.

The holding company posted a loss of $0.17 a share in 2002, compared to a loss of $0.20 a share in 2001, due primarily to lower interest costs.

Discussion of Fourth Quarter 2002
OGE Energy consolidated operating revenues were $830 million in the fourth quarter, compared with $523 million in the comparable 2001 period. The fourth-quarter gross margin on revenues was $183 million, compared with $179 million in the year-earlier quarter. Excluding the $50 million impairment charge, operating income was $21 million in the fourth quarter, compared with operating income of $19 million a year earlier.

OG&E, the utility, posted a loss of $0.02 a share to OGE Energy's consolidated fourth-quarter results, compared with a loss of $0.08 a share for the fourth quarter a year ago. Fourth-quarter revenues were $285 million, compared with $262 million in the comparable period a year earlier. Gross margin at OG&E was $123 million, compared with $115 million in the fourth quarter of 2001. The increase was due, in large part, to colder weather – 30 percent colder in the fourth quarter compared to the October-December period in 2001 and 10 percent colder than normal.

Enogex Inc. reported a loss of $0.33 a share for the quarter compared with earnings of $0.06 a share for the same quarter last year. Excluding the impairment charges of $0.38 per share in 2002 and $0.05 in 2001, Enogex posted earnings of $0.05 a share in the fourth quarter, compared with earnings of $0.11 a share in the year-ago period. Enogex quarterly earnings also were affected by several factors including a large customer bankruptcy, lost gas expense and severance costs.

Earnings from discontinued operations that were sold or were in the process of being sold in 2002 was $0.03 per share. Fourth-quarter operating revenues at Enogex were $558 million, compared with $270 million a year earlier. Gross margin was $60 million in the fourth quarter, compared to $63 million a year earlier.

The holding company, OGE Energy, which only has interest expenses associated with long and short-term debt, recorded a loss of $0.04 per share in the fourth quarter, compared to a loss of $0.06 a share in the year-ago quarter.

2003 Outlook
The company expects 2003 earnings to be within the $1.35 - $1.45 range, which reflects the rate reduction at OG&E and improved performance at Enogex.

The outlook includes projected net income of between $112 million and $118 million at OG&E and between $14 million and $16 million at Enogex, while the holding company will likely post a net loss of approximately $14 million.

Conference Call Webcast
OGE Energy will host a conference call for discussion of the results and the outlook for 2002 on Monday, Jan. 27, at 8 a.m. CST. The conference, hosted by James R. Hatfield, senior vice president and CFO, will be simulcast and archived at www.firstcallevents.com/service/ajwz372525167gf12.html

OGE Energy is the parent company of Oklahoma Gas and Electric Company (OG&E), Oklahoma's largest electric utility with 700,000 customers in a service territory spanning 30,000 square miles in Oklahoma and western Arkansas, and of Enogex Inc., a natural gas pipeline and energy marketing business with principal operations in Oklahoma, Arkansas and Texas.

Some of the matters discussed on this news release may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors; unusual weather; regulatory decisions and other risk factors listed in the Company's Form 10-K for the year ended December 31, 2001 and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

OGE Energy Corp.
consolidated statements of income
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2002	2001	2002	2001
	(In millions, except per share data)			
OPERATING REVENUES..........................	$ 829.9	$ 522.9	$ 3,023.9	$ 3,064.4
COST OF GOODS SOLD..........................	647.1	344.4	2,120.3	2,185.6
Gross margin on revenues..................	182.8	178.5	903.6	878.8
Other operation and maintenance..........	99.6	99.6	370.0	370.3
Depreciation and amortization............	45.8	43.8	182.5	172.9
Impairment of assets.....................	50.1	---	50.1	---
Taxes other than income..................	16.7	16.2	65.3	64.7
OPERATING INCOME (LOSS).....................	(29.4)	18.9	235.7	270.9
OTHER INCOME................................	2.4	0.7	3.7	2.7
OTHER EXPENSE...............................	(1.8)	(1.3)	(4.7)	(3.8)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES..	(28.8)	18.3	234.7	269.8
INTEREST INCOME (EXPENSE)				
Interest income..........................	0.2	1.3	1.7	4.2
Interest on long-term debt...............	(20.8)	(22.8)	(86.2)	(98.2)
Interest on trust preferred securities...	(4.3)	(4.3)	(17.3)	(17.3)
Allowance for borrowed funds used during construction.....................	0.1	0.1	0.9	0.7
Other interest charges...................	(1.9)	(1.4)	(8.2)	(12.4)
Net interest expense....................	(26.7)	(27.1)	(109.1)	(123.0)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES...............................	(55.5)	(8.8)	125.6	146.8
INCOME TAX EXPENSE (BENEFIT)................	(22.7)	(4.5)	44.6	52.9
INCOME (LOSS) FROM CONTINUING OPERATIONS...	(32.8)	(4.3)	81.0	93.9
DISCONTINUED OPERATIONS				
Income (loss) from discontinued operations...............................	3.3	(5.2)	8.4	6.4
Income tax expense (benefit).............	0.9	(3.2)	(1.4)	(0.3)
Income (loss) from discontinued operations...............................	2.4	(2.0)	9.8	6.7
NET INCOME (LOSS)..........................	$ (30.4)	$ (6.3)	$ 90.8	$ 100.6
BASIC AVERAGE COMMON SHARES OUTSTANDING....	78.4	77.9	78.1	77.9
DILUTED AVERAGE COMMON SHARES OUTSTANDING..	78.4	77.9	78.1	77.9
BASIC EARNINGS PER AVERAGE COMMON SHARE				
Income (loss) from continuing operations...............................	$ (0.42)	$ (0.05)	$ 1.04	$ 1.20
Income (loss) from discontinued operations, net of tax.................	0.03	(0.03)	0.12	0.09
NET INCOME (LOSS)........................	$ (0.39)	$ (0.08)	$ 1.16	$ 1.29
DILUTED EARNINGS PER AVERAGE COMMON SHARE				
Income (loss) from continuing operations...............................	$ (0.42)	$ (0.05)	$ 1.04	$ 1.20
Income (loss) from discontinued operations, net of tax.................	0.03	(0.03)	0.12	0.09
NET INCOME (LOSS)........................	$ (0.39)	$ (0.08)	$ 1.16	$ 1.29

consolidated statements of retained earnings
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2002	2001	2002	2001
	(In millions)			
BALANCE AT BEGINNING OF PERIOD.............	$ 661.2	$ 650.1	$ 617.9	$ 621.0
Net income (loss)...........................	(30.4)	(6.3)	90.8	100.6
Cash dividends declared on common stock....	(26.1)	(25.9)	(104.0)	(103.7)
BALANCE AT END OF PERIOD...................	$ 604.7	$ 617.9	$ 604.7	$ 617.9

OGE Energy Corp.
financial and statistical data
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2002	2001	2002	2001
	(In millions)			
UTILITY				
Electric revenues				
Residential............................	$ 103.1	$ 91.9	$ 557.7	$ 578.9
Commercial.............................	69.9	70.2	346.9	365.3
Industrial.............................	60.5	52.8	258.6	272.6
Public authorities.....................	28.7	25.2	135.5	138.8
Sales for resale.......................	11.0	10.2	48.2	52.5
Other..................................	9.9	8.4	34.9	35.7
Total system revenues................	283.1	258.7	1,381.8	1,443.8
Sales to other utilities...............	1.7	3.6	6.3	13.0
Total electric revenues..............	$ 284.8	$ 262.3	$ 1,388.1	$ 1,456.8
Sales of electricity - MWH (a)				
Residential............................	1.6	1.5	8.0	8.0
Commercial.............................	1.3	1.3	5.8	5.8
Industrial.............................	1.7	1.6	6.6	6.6
Public authorities.....................	0.6	0.5	2.7	2.6
Sales for resale.......................	0.4	0.4	1.5	1.5
Total system sales...................	5.6	5.3	24.6	24.5
Sales to other utilities...............	0.1	0.2	0.3	0.4
Total electric sales.................	5.7	5.5	24.9	24.9
Number of customers.....................			718,513	709,797
Average cost of energy per KWH (b)-cents				
Fuel.................................	1.896	1.646	1.897	2.135
Fuel and purchased power...............	2.669	2.488	2.614	2.887
Degree days				
Heating				
Actual...............................	1,543	1,185	3,753	3,417
Normal...............................	1,404	1,388	3,634	3,636
Cooling				
Actual...............................	49	39	1,847	2,063
Normal...............................	61	45	1,911	1,864
ENOGEX INC.				
Operating revenues.....................	$ 558.1	$ 269.8	$ 1,684.0	$ 1,649.8
Operating income (loss)................	$ (34.5)	$ 22.9	$ (3.0)	$ 34.4
Operating income, excluding impairment				
of assets...........................	$ 13.8	$ 22.9	$ 45.3	$ 34.4
Net income (loss)......................	$ (25.5)	$ 4.9	$ (21.7)	$ (5.0)
Cash flow (excluding working capital)....	$ 17.4	$ 27.4	$ 94.1	$ 105.9
Total capital expenditures from working				
operations...........................	$ 4.0	$ 7.0	$ 20.0	$ 70.0
Physical System Supply - MMcfd (c).......	1,552	1,642	1,654	1,752
Natural gas processed - MMcfd............	328	619	455	641
Natural gas liquids sold - million				
gallons.................................	71.5	110.3	313.0	452.7
Average sales price per gallon...........	$ 0.458	$ 0.299	$ 0.397	$ 0.421
Natural gas marketed - Bbtu (d)..........	116,693	70,850	409,879	280,660
Average sales price per Bbtu.............	$ 3.973	$ 2.620	$ 3.236	$ 4.403
Power marketed - MWH.....................	380,083	89,759	1,458,390	1,226,845
Average sales price per MWH..............	$ 25.344	$ 32.512	$ 27.752	$ 45.180

(a) Megawatt-hours.
(b) Kilowatt-hours.
(c) Million cubic feet per day.
(e) Billion British thermal units.